UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  May  1, 2006                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         TUMI RESOURCES LIMITED (the "Issuer") #1305 - 1090 West Georgia Street Vancouver, British Columbia V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         May 1, 2006

3.       PRESS RELEASE

         The press release was released on May 1, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 3, 2006.

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                         MAY 1, 2006

              TUMI CLOSES $2.17 MILLION BROKERED PRIVATE PLACEMENT

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. Nick DeMare, director, is pleased to announce the Company has closed the brokered portion of the private placement of 3,500,000 units at a price of $0.62 per unit as announced on April 6, 2006. Bolder Investment Partners, Ltd. ("Bolder") acted as the agent for the brokered private placement.

Each unit consists of one common share plus one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $0.80 per share up to an including April 28, 2008, subject to an early expiry which comes into effect once the Company's shares trade on a weighted average price of $1.25 per share for a period of 20 consecutive trading days at which point the Company may provide written notice of acceleration of the expiry date of all of the warrants to the warrantholder and issue a press release on the date of such notice publicly announcing such acceleration and the expiry date to the date which is 30 days after the date of issue of such press release.

In consideration for Bolder's services as agent for the private placement, Bolder has been paid a cash commission of $173,600 of which Bolder elected to have $53,316.90 paid in units (85,995 units at the private placement price of $0.62 per unit) and 350,000 non-transferable broker warrants with the same terms and conditions as those warrants issued to subscribers to the private placement.

All securities issued under this private placement have a four-month hold period expiring on August 29, 2006.

The non-brokered portion of the private placement consisting of 3,100,000 units at $0.62 per unit is expected to close shortly.

The net proceeds from both private placements will be used to fund exploration on the Company's mineral properties in Mexico and Sweden and for general working capital.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ NICK DEMARE                               or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
Nick DeMare, Director
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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